Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Consolidated Financial Statements for the three and nine-month periods ended September 30, 2021, included herein, have been prepared in accordance with International Accounting Standard 34 (“IAS 34” )– Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in U.S. dollars. All references in this interim report to “$” and “U.S. dollars mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties and are made in light of information currently available to us. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Many important factors may adversely affect such forward-looking statements and cause actual results to differ from those in any forward-looking statement, including, without limitation, the severity and duration of the evolving COVID-19 pandemic and the resulting impact on macro-economic conditions; inconclusive clinical trial results or clinical trials failing to achieve one or more endpoints; early data not being repeated in ongoing or future clinical trials; failures to secure required regulatory approvals; disruptions from failures by third-parties on whom we rely in connection with our clinical trials; delays or negative determinations by regulatory authorities; changes or increases in oversight and regulation; increased competition; manufacturing delays or problems; inability to achieve enrollment targets; disagreements with our collaboration partners or failures of collaboration partners to pursue product candidates; legal challenges, including product liability claims or intellectual property disputes; commercialization factors, including regulatory approval and pricing determinations; disruptions to access to raw materials or starting material; delays or disruptions at our in-house manufacturing facilities; proliferation and continuous evolution of new technologies; disruptions to Calyxt’s business, including disruptions resulting from Calyxt’s execution of its business model; management changes; dislocations in the capital markets; and other important factors described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 4, 2021 (the “Annual Report”) under “Risk Factors” in the interim reports that we file with the Securities and Exchange Commission (the “SEC”) and other factors that we disclose in filings with the SEC from time to time. As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

We own various trademark registrations and applications, and unregistered trademarks and service marks, including Cellectis®, TALEN® and our corporate logos, and all such trademarks and service marks appearing in this interim report are the property of Cellectis. The trademarks Calyxt®, PlantSpringTM and BioFactoryTM are owned by Calyxt. All other trade names, trademarks and service marks of other companies appearing in this interim report are the property of their respective holders. Solely for convenience, the trademarks and trade names in this interim report may be referred to without the ® and ™ symbols, but such references, or the failure of such symbols to appear, should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires. References to “Calyxt” refer to Calyxt, Inc. and its subsidiaries, taken as a whole.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2020	September 30, 2021

ASSETS
Non-current assets
Intangible assets		1,584	2,551
Property, plant, and equipment	6	71,673	80,542
Right-of-use assets	5	73,845	71,899
Other non-current financial assets	7	7,007	22,045

Total non-current assets		154,109	177,037
Current assets
Inventories		1,606	1,674
Trade receivables	8.1	5,171	349
Subsidies receivables	8.2	10,703	7,971
Other current assets	8.3	29,643	14,753
Current financial assets	9.1	27,091	393
Cash and cash equivalents	9.2	241,148	210,709

Total current assets		315,362	235,849

TOTAL ASSETS		469,471	412,886

LIABILITIES
Shareholders’ equity
Share capital	13	2,785	2,946
Premiums related to the share capital	13	863,912	925,290
Currency translation adjustment		(4,089)	(14,345)
Retained earnings		(505,961)	(586,723)
Net income (loss)		(81,074)	(89,201)

Total shareholders’ equity - Group Share		275,573	237,967
Non-controlling interests		33,273	24,180

Total shareholders’ equity		308,846	262,147
Non-current liabilities
Non-current financial liabilities	10	28,836	22,767
Non-current lease debts	10	75,764	73,730
Non-current provisions	16	4,010	3,851
Other non-current liabilities		—	787

Total non-current liabilities		108,610	101,136

Current liabilities
Current lease debts	10	6,696	8,079
Trade payables	10	24,609	22,809
Deferred revenues and contract liabilities	12	452	500
Current provisions	16	1,131	4,190
Other current liabilities	11	19,127	14,024

Total current liabilities		52,015	49,603

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		469,471	412,886

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

$ in thousands, except per share amounts

		For the nine-month period ended September 30,
	Notes	2020	2021

Revenues and other income
Revenues	3.1	60,037	45,088
Other income	3.1	6,510	8,320

Total revenues and other income		66,547	53,408

Operating expenses
Cost of revenue	3.2	(18,159)	(29,113)
Research and development expenses	3.2	(63,594)	(96,663)
Selling, general and administrative expenses	3.2	(31,765)	(27,894)
Other operating income (expenses)		(291)	506

Total operating expenses		(113,810)	(153,163)

Operating income (loss)		(47,263)	(99,755)

Net financial gain (loss)		(4,733)	2,728

Income tax		—	—

Net income (loss)		(51,996)	(97,027)

Attributable to shareholders of Cellectis		(41,605)	(89,201)
Attributable to non-controlling interests		(10,391)	(7,827)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.98)	(2.00)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.98)	(2.00)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

$ in thousands

	For the nine-month period ended September 30,
	2020	2021

Net income (loss)	(51,996)	(97,027)

Actuarial gains and losses	(17)	366

Other comprehensive income (loss) that will not be reclassified subsequently to income (loss)	(17)	366

Currency translation adjustment	9,611	(11,753)
Commodity derivative contracts	(58)	—

Other comprehensive income (loss) that will be reclassified subsequently to income (loss)	9,553	(11,753)

Total Comprehensive income (loss)	(42,460)	(108,414)

Attributable to shareholders of Cellectis	(32,574)	(99,091)
Attributable to non-controlling interests	(9,885)	(9,324)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

$ in thousands, except per share amounts

		For the three-month period ended September 30,
	Notes	2020	2021

Revenues and other income
Revenues	3.1	6,179	8,312
Other income	3.1	3,063	2,516

Total revenues and other income		9,242	10,827

Operating expenses
Cost of revenue	3.2	(7,820)	(9,213)
Research and development expenses	3.2	(20,103)	(34,324)
Selling, general and administrative expenses	3.2	(10,301)	(9,675)
Other operating income (expenses)		(374)	18

Total operating expenses		(38,595)	(53,195)

Operating income (loss)		(29,353)	(42,368)

Financial gain (loss)		(4,250)	2,296

Income tax		—	—

Net income (loss)		(33,602)	(40,071)

Attributable to shareholders of Cellectis		(30,297)	(37,413)
Attributable to non-controlling interests		(3,305)	(2,658)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	15
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.71)	(0.82)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)		(0.71)	(0.82)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

$ in thousands

	For the three-month period ended September 30,
	2020	2021

Net income (loss)	(33,602)	(40,071)

Actuarial gains and losses	(160)	229

Other comprehensive income (loss) that will not be reclassified subsequently to income (loss)	(160)	229

Currency translation adjustment	10,245	(14,467)
Commodity derivative contracts	—	—

Other comprehensive income (loss) that will be reclassified subsequently to income (loss)	10,245	(14,467)

Total Comprehensive income (loss)	(22,622)	(69,655)

Attributable to shareholders of Cellectis	(19,369)	(62,056)
Attributable to non-controlling interests	(3,253)	(7,599)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

		For the nine-month period ended September 30,
	Notes	2020	2021

Cash flows from operating activities

Net income (loss)		(51,996)	(97,027)

Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities		—
Adjustments for		—
Amortization and depreciation		6,776	11,538
Net loss (income) on disposals		27	2
Net financial loss (gain)		4,748	(2,728)
Expenses related to share-based payments		12,808	9,560
Provisions		(2,426)	3,631
Other non-cash items		(20)	—
Gain upon the forgiveness of the Payroll Protection Program loan	10.1		(1,528)
Convertible note received for up-front license fee classified in non-current assets	7		(15,503)
Foreign exchange gain (loss)			(1,988)
Interest (paid) / received		3,705	765

Operating cash flows before change in working capital		(26,378)	(93,278)

Decrease (increase) in inventories		(3,353)	(74)
Decrease (increase) in trade receivables and other current assets		(2,741)	9,771
Decrease (increase) in subsidies receivables		1,112	2,211
(Decrease) increase in trade payables and other current liabilities		4,603	(2,172)
(Decrease) increase in deferred income		(19,617)	62

Change in working capital		(19,996)	9,797

Net cash flows provided by (used in) operating activities		(46,374)	(83,480)

Cash flows from investment activities		—
Acquisition of intangible assets		(43)	(880)
Acquisition of property, plant and equipment		(28,226)	(18,254)
Net change in non-current financial assets		(2,480)	(81)
Sale (Acquisition) of current financial assets		(20,856)	26,698

Cash flows provided by (used in) investment activities		(51,604)	7,483

Cash flows from financing activities
Proceeds from the exercise of Cellectis stock options		—	11,731
Proceeds from the exercise of Calyxt stock options		211	227
Increase in share capital Cellectis		183	46,597
Increase in borrowings		23,849	—
Interest paid on financial debt		—	(162)
Payments on lease debts		(9,598)	(9,445)

Net cash flows provided by (used in) financing activities		14,645	48,948

(Decrease) increase in cash and cash equivalents		(83,333)	(27,049)

Cash and cash equivalents at the beginning of the year		340,522	241,148
Effect of exchange rate changes on cash		3,753	(3,389)

Cash and cash equivalents at the end of the period	9	260,941	210,709

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the nine-month period ended September 30,

$ in thousands, except share data

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non-controlling interests	Total Shareholders’ Equity
As of January 1, 2020		42,465,669	2,767	843,478	(22,641)	(406,390)	(102,091)	315,123	40,347	355,470
Net Loss		—	—	—	—	—	(41,605)	(41,605)	(10,391)	(51,996)
Other comprehensive income (loss)		—	—	—	9,087	(56)	—	9,031	506	9,537

Total comprehensive income (loss)		—	—	—	9,087	(56)	(41,605)	(32,574)	(9,885)	(42,460)
Allocation of prior period loss		—	—	—	—	(102,091)	102,091	—	—	—
Transaction with subsidiaries		—	—	—	6	144	—	150	67	217
Operation between shareholders		—	—	—	(8)	(201)	—	(210)	201	(8)
Exercise of share warrants, employee warrants, stock options and free shares vesting	13	20,464	1	182	—	—	—	183	—	183
Non-cash stock-based compensation expense	13	—	—	7,696	—	—	—	7,696	5,111	12,808
Other movements		—	—	(8)	—	8	—	—	—	—

As of September 30, 2020		42,486,133	2,768	851,348	(13,556)	(508,586)	(41,605)	290,369	35,841	326,210

As of January 1, 2021		42,780,186	2,785	863,911	(4,089)	(505,961)	(81,074)	275,572	33,273	308,845
Net Loss							(89,201)	(89,201)	(7,827)	(97,027)
Other comprehensive income (loss)					(10,256)	366	—	(9,890)	(1,497)	(11,387)

Total comprehensive income (loss)		—	—	—	(10,256)	366	(89,201)	(99,091)	(9,324)	(108,415)
Allocation of prior period loss						(81,074)	81,074	—		—
Exercise of stock options Calyxt						(75)		(75)	(42)	(116)
Capital Increase Cellectis (ATM)		2,415,630	145	47,334				47,478		47,478
Transaction costs (1)				(881)				(881)		(881)
Transaction with subsidiaries						(8)		(8)	8	—
Exercise of share warrants, employee warrants, stock-options and free-shares vesting Cellectis	13	279,494	17	5,660		(1)		5,675		5,675
Non-cash stock-based compensation expense	13			9,297		—		9,297	264	9,560
Other movements				(30)		30		—	—	—

As of September 30, 2021		45,475,310	2,946	925,290	(14,345)	(586,723)	(89,201)	237,967	24,180	262,147

(1)

These costs correspond to the issuance costs related to Cellectis’ At-The-Market (“ATM”) financing program and were recorded as a reduction of share premium, in anticipation of share issuances that occurred in April 2021

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2021

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France.

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express Chimeric Antigen Receptors (“CARs”), seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases.

As of September 30, 2021, Cellectis S.A. also owns 64.2% of the outstanding shares of common stock of Calyxt, Inc., our plant-based synthetic biotechnology subsidiary, which leverages its proprietary PlantSpringTM technology platform to engineer plant metabolism for customers’ innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals.

Cellectis S.A., Cellectis, Inc., Cellectis Biologics Inc. and Calyxt, Inc. (or “Calyxt”) are sometimes referred to as a consolidated group of companies as the “Group.”

COVID-19 Update

While implementing health and safety measures in response to the COVID-19 pandemic, we continued to advance our proprietary allogeneic CAR T-cell programs during the nine months ended September 30, 2021.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the nine months of 2021, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to continue to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing activities is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the nine months ended September 30, 2021, the COVID-19 pandemic did not have a material impact on Calyxt’s operations. However, a resurgence or prolonging of the COVID-19 pandemic, governmental response measures, and resulting disruptions could rapidly offset such improvements. Moreover, the effects of the COVID-19 pandemic on the financial markets remain substantial and broader economic uncertainties persist, which may make obtaining capital challenging and have exacerbated the risk that such capital, if available, may not be available on terms acceptable to Calyxt. There continues to be significant uncertainty relating to the COVID-19 pandemic and its impact, and many factors could affect Calyxt’s results and operations, including, but not limited to, those described in Calyxt’s Part I, Item 1A, “Risk Factors” of its 2020 Form 10-K.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of, and for the three and nine-month periods ended, September 30, 2021 were approved by our Board of Directors on November 4, 2021.

The Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements as of, and for the three and nine-month periods ended September 30, 2021 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements as of and for the three- and nine-month periods ended September 30, 2021 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2020, except as described below related to the new or amended accounting standards applied.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended accounting standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2021 but had no significant impact on the Interim Consolidated Financial Statements:

•

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

•	Amendments to IFRS 16 Leases: COVID-19-Related Rent Concessions beyond September 30, 2021 (issued on March 31, 2021 and effective for the accounting periods as of April 1, 2021).

Accounting standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for accounting periods beginning after January 1, 2022 or January 1, 2023, as specified below. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows:

•	Amendments to IAS 37 – Onerous Contracts: Cost of Fulfilling a Contract (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IFRS 3 – Reference to the Conceptual Framework (Effective for the accounting periods as of January 1, 2022)

•	Amendments to IAS 8 – Definition of Accounting Estimates (issued on 12 February 2021 and Effective for the accounting periods as of January 1, 2023)

•	Amendments to IAS 1 and IFRS Practice Statement 2 –Disclosure of Accounting Policies (Effective for the accounting periods as of January 1, 2023)

•

Amendments to IAS 12 – Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (issued on 8 May 2021 and Effective for the accounting periods as of January 1, 2023)

2.2 Currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis, which is the euro. We believe that this presentation enhances the comparability with peers, which primarily present their financial statements in U.S. dollars.

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of operations, statements of comprehensive income (loss) and statements of cash flows of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

Accounting policy

We control all the legal entities included in the consolidation. An investor controls an investee when the investor is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Control requires power, exposure to variability of returns and a linkage between the two.

To have power, the investor needs to have existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

In order to ascertain control, potential voting rights which are substantial are taken into consideration.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary.

All intra-Group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full in the consolidation.

Consolidated entities

For the nine-month periods ended September 30, 2021 and September 30, 2020, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc., Cellectis Biologics, Inc. and Calyxt.

As of September 30, 2021, Cellectis S.A. owns 100% of Cellectis, Inc., which owns 100% of Cellectis Biologics, Inc., and approximately 64.2% of Calyxt’s outstanding shares of common stock.

On September 21, 2021, Calyxt entered into an ATM financing program with Jefferies, acting as sole selling agent. Under the terms of the ATM program, Calyxt may, from time-to-time, issue common stock having an aggregate offering value of up to $50.0 million. At its discretion Calyxt determines the timing and number of shares to be issued under the ATM program.

As of September 30, 2021, Calyxt had not issued any shares of common stock under the ATM program. As of the date of this report, Calyxt has issued approximately 1.2 million shares of common stock under the ATM program for proceeds of $3.7 million net of commissions and payments for other share issuance costs.

Non-controlling interests

Non-controlling shareholders held a 35.3% interest in Calyxt as of December 31, 2020 and a 35.8% interest in Calyxt as of September 30, 2021. These non-controlling interests were generated during the initial public offering of Calyxt and a subsequent follow-on offering, as well as through vesting and exercises of equity awards.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the nine-month period ended September 30

Revenues by country of origin and other income

	For the nine-month period ended September 30,
	2020	2021

	$ in thousands
From France	50,077	20,085
From USA (1)	9,960	25,004

Revenues	60,037	45,088

Research tax credit	6,522	6,780
Subsidies and other (2)	(12)	1,540

Other income	6,510	8,320

Total revenues and other income	66,547	53,408

(1)	Revenues from USA concern Calyxt only.
(2)	For the nine months ended September 30, 2021, this includes only Calyxt’s PPP loan, which as of September 30, 2021, had been forgiven and recognized as other income, as disclosed in note 10.1.

Revenues by nature

	For the nine-month period ended September 30,
	2020	2021

	$ in thousands
Recognition of previously deferred upfront payments	20,063	—
Other revenues from collaboration agreements	28,103	19,865

Collaboration agreements	48,166	19,865

Licenses	1,885	115
Products & services	9,986	25,108

Total revenues	60,036	45,088

Recognition of other revenues from collaboration agreements for the nine-month period ended September 30, 2021 mainly reflects (i) the recognition of $15.0 million of upfront amounts related to the grant of a right-of-use license as part of the agreement signed between Cellectis and Cytovia on February 12, 2021 and (ii) the recognition of a $5.0 million milestone related to Cellectis’ agreement with Allogene. The agreement with Cytovia provides for several types of financial compensation to Cellectis, including equity or cash compensation of $15 million committed at the signature of the contract, as well as cash milestones payments, cash upfront payment upon delivery of products and single-digit royalties.

Revenues related to licenses include royalties received under our various license agreements.

Products and services revenues mainly include the revenues of plants activities which are primarily attributable to Calyxt’s seed and grain crop sales for $25.0 million during the first nine months of 2021.

3.1.2 For the three-month period ended September 30

Revenues by country of origin and other income

	For the three-month period ended September 30,
	2020	2021

	$ in thousands
From France	767	24
From USA (1)	5,412	8,288

Revenues	6,179	8,312

Research tax credit	2,991	2,509
Subsidies and other	71	7

Other income	3,063	2,516

Total revenues and other income	9,242	10,827

(1)	Revenues from United States concern Calyxt only.

Revenues by nature

	For the three-month period ended September 30,
	2020	2021

	$ in thousands
Recognition of previously deferred upfront payments	(0)	—
Other revenues from collaboration agreements (1)	116	(149)

Collaboration agreements	116	(149)

Licenses	651	115
Products & services	5,413	8,345

Total revenues	6,179	8,312

(1)

For the three months ended September 30, 2021, the negative impact corresponds to Cytovia’s convertible note revaluation which has been reclassified to financial result in the three months ended June 30, 2021.

3.2 Operating expenses

3.2.1 For the nine-month period ended September 30

	For the nine-month period ended September 30,
	2020	2021

Cost of goods sold	(16,265)	(27,512)
Royalty expenses	(1,894)	(1,601)

Cost of revenue	(18,159)	(29,113)

	For the nine-month period ended September 30,
Research and development expenses	2020	2021

Wages and salaries	(20,053)	(30,845)
Social charges on stock option grants	—	(920)
Non-cash stock-based compensation expense	(5,819)	(7,983)

Personnel expenses	(25,871)	(39,749)

Purchases and external expenses	(32,214)	(48,341)
Other	(5,509)	(8,573)

Total research and development expenses	(63,594)	(96,663)

	For the nine-month period ended September 30,
Selling, general and administrative expenses	2020	2021

Wages and salaries	(11,940)	(12,308)
Social charges on stock option grants	—	(357)
Non-cash stock-based compensation expense	(6,989)	(1,577)

Personnel expenses	(18,929)	(14,242)

Purchases and external expenses	(9,663)	(9,393)
Other	(3,173)	(4,258)

Total selling, general and administrative expenses	(31,765)	(27,894)

	For the nine-month period ended September 30,
Personnel expenses	2020	2021

Wages and salaries	(31,993)	(43,153)
Social charges on stock option grants	—	(1,278)
Non-cash stock-based compensation expense	(12,808)	(9,560)

Total personnel expenses	(44,800)	(53,991)

3.2.2 For the three-month period ended September 30

	For the three-month period ended September 30,
	2020	2021

Cost of goods sold	(7,148)	(8,807)
Royalty expenses	(672)	(407)

Cost of revenue	(7,820)	(9,213)

	For the three-month period ended September 30,
Research and development expenses	2020	2021

Wages and salaries	(6,766)	(9,982)
Social charges on free shares and stock option grants	—	(76)
Non-cash stock-based compensation expense	(730)	(3,454)

Personnel expenses	(7,496)	(13,511)

Purchases and external expenses	(10,650)	(17,444)
Other	(1,956)	(3,369)

Total research and development expenses	(20,103)	(34,324)

	For the three-month period ended September 30,
Selling, general and administrative expenses	2020	2021

Wages and salaries	(4,045)	(3,125)
Social charges on free shares and stock option grants	—	(7)
Non-cash stock-based compensation expense	(2,586)	(2,086)

Personnel expenses	(6,630)	(5,218)

Purchases and external expenses	(2,420)	(2,974)
Other	(1,251)	(1,483)

Total selling, general and administrative expenses	(10,301)	(9,675)

	For the three-month period ended September 30,
Personnel expenses	2020	2021

Wages and salaries	(10,811)	(13,107)
Social charges on free shares and stock option grants	—	(83)
Non-cash stock-based compensation expense	(3,316)	(5,540)

Total personnel expenses	(14,126)	(18,730)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of the Group that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

For the three-month and nine-month periods ended September 30, 2021, Cellectis’ CODM is composed of:

•	The Chief Executive Officer;

•	The Executive Vice President Strategic Initiatives;

•	The Executive Vice President Global Quality (until March 31, 2021);

•	The Senior Vice President Europe Technical Operations;

•	The Senior Vice President of US Manufacturing;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The General Counsel;

•	The Chief Business Officer;

•	The Chief Regulatory & Pharmaceutical Compliance Officer;

•	The Chief Medical Officer; and

•	The Chief Human Resources Officer.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•

Therapeutics: This segment is focused on the development (i) gene-edited allogeneic Chimeric Antigen Receptor T-cells product candidates (UCART) in the field of immuno-oncology (UCART) and (ii) gene-edited hematopoetic stem cells (HSC) product candidates in other therapeutic indications. These approaches are based on our core proprietary technologies. All these activities are supported by Cellectis S.A., Cellectis, Inc. and Cellectis Biologics, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•

Plants: This segment is focused on using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proporietary BioFactory™ production system. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, which is currently based in Roseville, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt, with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology under a Management Services Agreement. Effective with the end of the third quarter 2019, Calyxt has internalized nearly all of the services previously provided by Cellectis under this agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt, in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, research and development expenses, selling, general and administrative expenses, and cost of revenue and other operating income and expenses, and adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted net income (loss) attributable to shareholders of Cellectis S.A. is not a measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes non-cash stock-based compensation expense—a non-cash expense, our management believes that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

The net income (loss) by segment includes the impact of the operations between segments while the intra-segment operations are eliminated.

Details of key performance indicators by reportable segment for the nine-month periods ended September 30,

	For the nine-month period ended September 30, 2020			For the nine-month period ended September 30, 2021

$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	9,960	50,077	60,037	25,004	20,085	45,088
External other income	—	6,510	6,510	1,528	6,792	8,320

External revenues and other income	9,960	56,587	66,547	26,532	26,876	53,408

Cost of revenue	(16,600)	(1,558)	(18,159)	(27,512)	(1,601)	(29,113)
Research and development expenses	(7,391)	(56,203)	(63,594)	(8,358)	(88,304)	(96,663)
Selling, general and administrative expenses	(16,227)	(15,538)	(31,765)	(11,520)	(16,373)	(27,894)
Other operating income and expenses	(148)	(142)	(291)	25	481	506

Total operating expenses	(40,367)	(73,442)	(113,810)	(47,366)	(105,797)	(153,163)

Operating income (loss) before tax	(30,407)	(16,855)	(47,263)	(20,834)	(78,921)	(99,755)

Net financial gain (loss)	(510)	(4,223)	(4,733)	(875)	3,603	2,728

Net income (loss)	(30,917)	(21,078)	(51,996)	(21,709)	(75,318)	(97,027)

Non-controlling interests	10,391	—	10,391	7,827	—	7,827

Net income (loss) attributable to shareholders of Cellectis	(20,528)	(21,077)	(41,605)	(13,883)	(75,318)	(89,201)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	556	5,005	5,561	682	6,922	7,604
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2,936	2,691	5,627	(208)	1,901	1,693

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,492	7,696	11,188	474	8,823	9,297

Adjusted net income (loss) attributable to shareholders of Cellectis	(17,037)	(13,381)	(30,418)	(13,409)	(66,495)	(79,904)

Depreciation and amortization	(1,485)	(5,290)	(6,776)	(1,834)	(9,651)	(11,485)
Additions to tangible and intangible assets	973	40,983	41,956	377	14,446	14,822

Details of key performance indicators by reportable segment for three-month periods ended September 30,

	For the three-month period ended September 30, 2020			For the three-month period ended September 30, 2021

$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
External revenues	5,401	778	6,179	8,288	24	8,312
External other income	—	3,063	3,063	0	2,516	2,516

External revenues and other income	5,401	3,841	9,242	8,288	2,540	10,827

Cost of revenue	(7,481)	(339)	(7,820)	(8,807)	(407)	(9,213)
Research and development expenses	(2,071)	(18,031)	(20,103)	(2,523)	(31,802)	(34,324)
Selling, general and administrative expenses	(4,278)	(6,024)	(10,301)	(3,992)	(5,683)	(9,675)
Other operating income and expenses	(115)	(259)	(374)	18	(1)	18

Total operating expenses	(13,943)	(24,652)	(38,595)	(15,304)	(37,892)	(53,195)

Operating income (loss) before tax	(8,542)	(20,812)	(29,353)	(7,016)	(35,352)	(42,368)

Financial gain (loss)	(373)	(3,877)	(4,250)	(291)	2,588	2,296

Net income (loss)	(8,914)	(24,688)	(33,602)	(7,307)	(32,764)	(40,071)

Non-controlling interests	3,305	—	3,305	2,658	—	2,658

Net income (loss) attributable to shareholders of Cellectis	(5,610)	(24,688)	(30,297)	(4,650)	(32,764)	(37,413)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	(539)	2,022	1,483	151	3,219	3,370
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	1,059	1,030	2,089	707	986	1,693

Adjustment of share-based compensation attributable to shareholders of Cellectis	520	3,052	3,572	858	4,204	5,062

Adjusted net income (loss) attributable to shareholders of Cellectis	(5,090)	(21,636)	(26,726)	(3,792)	(28,560)	(32,351)

Depreciation and amortization	(505)	(2,115)	(2,620)	(615)	(3,708)	(4,323)
Additions to tangible and intangible assets	636	10,962	11,598	69	3,426	3,495

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in the CGUs at September 30, 2021.

Note 5. Right-of-use assets

Details of Right-of-use assets

The breakdown of right-of-use assets is as follows:

	Building lease	Office and laboratory equipment	Total

	$ in thousands
Net book value as of January 1, 2020	43,111	2,500	45,612

Additions to tangible assets	19,666	2,865	22,532
Depreciation expense	(3,581)	(986)	(4,567)
Translation adjustments	636	101	737

Net book value as of September 30, 2020	59,833	4,481	64,313

Gross value at end of period	67,598	6,151	73,749
Accumulated depreciation at end of period	(7,765)	(1,671)	(9,436)
Net book value as of January 1, 2021	62,424	11,421	73,845

Additions	(139)	6,024	5,884
Depreciation expense	(4,310)	(2,336)	(6,646)
Translation adjustments	(1,017)	(168)	(1,185)

Net book value as of September 30, 2021	56,957	14,941	71,899

Gross value at end of period	70,252	19,487	89,739
Accumulated depreciation at end of period	(13,295)	(4,546)	(17,840)

Note 6. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total

	$ in thousands
Net book value as of January 1, 2020	3,330	3,160	2,435	14,787	23,712

Additions to tangible assets	3,065	935	462	37,438	41,900
Disposal of tangible assets	—	(9)	(17)	(1)	(27)
Reclassification	4,719	600	240	(5,559)	0
Depreciation expense	(481)	(976)	(618)	—	(2,075)
Translation adjustments	365	47	31	119	562

Net book value as of September 30, 2020	10,998	3,757	2,532	46,784	64,071

Gross value at end of period	16,176	15,901	4,908	46,784	83,769
Accumulated depreciation and impairment at end of period	(5,178)	(12,144)	(2,376)	(0)	(19,698)
Net book value as of January 1, 2021	16,765	4,436	3,171	47,301	71,673

Additions to tangible assets	2,943	4,762	1,066	6,052	14,822
Disposal of tangible assets	—	(0)	56	(58)	(2)
Reclassification	(1,686)	52,246	(611)	(50,242)	(293)
Depreciation expense	(1,398)	(2,760)	(540)	—	(4,698)
Translation adjustments	(643)	(163)	(54)	(100)	(961)

Net book value as of September 30, 2021	15,982	58,520	3,087	2,953	80,542

Gross value at end of period	22,780	74,871	4,874	2,953	105,478
Accumulated depreciation and impairment at end of period	(6,799)	(16,351)	(1,786)	(0)	(24,936)

For the nine-month period ended September 30, 2021, we continued our investments in research and development equipment in both the United States of America and France. The addition in tangible assets reflects improvements of Cellectis sites for $3.0 million and other equipment for $5.8 million ($4.8 million of technical equipment and $1.0 million of other equipment).

Assets under construction as of September 30, 2021 primarily relates to Cellectis’ raw and starting materials manufacturing facility and offices in Paris ($1.2 million), and the manufacturing facility in Raleigh, North Carolina ($1.0 million), and the balance relates to capital expenditure in Cellectis’ New York office and in the Plants Segment. The assets put into service in 2021 mainly concern Cellectis’

Raleigh manufacturing facilities and offices for $47.2 million, with the remaining part relating to Cellectis Paris’ manufacturing facility for $2.0 million and Calyxt.

Note 7. Non-current financial assets

On February 12, 2021, Cellectis entered into an agreement with Cytovia Therapeutics, Inc. (“the Cytovia agreement”). The consideration to Cellectis includes a convertible note for $15 million issued by Cytovia to Cellectis upon the signature of the contract (which may be settled in cash or converted to equity of Cytovia under certain conditions). This convertible note does not bear interest. As of September 30, 2021, management has determined that the fair value of the note approximates its carrying value. The fair value measurement of the convertible note is categorized within Level 1. No credit loss is expected related to this convertible note.

As of September 30, 2021, non-current financial assets include also a $2.6 million deposit for the Cellectis facility in Raleigh and $1.9 million related to an equipment lease with Stonebriar Commercial Finance LLC.

Note 8. Trade receivables and other current assets

8.1 Trade receivables

	As of December 31, 2020	As of September 30, 2021
	$ in thousands
Trade receivables	5,787	378
Valuation allowance	(616)	(30)

Total net value of trade receivables	5,171	349

All trade receivables have payment terms of less than one year. The trade receivables as of September 30, 2021 are mainly due to Calyxt’s soybean products sales.

8.2 Subsidies receivables

	As of December 31, 2020	As of September 30, 2021

	$ in thousands
Research tax credit	10,703	7,971

Total subsidies receivables	10,703	7,971

Research tax credit receivables as of September 30, 2021 include the accrual for a French research tax credit related to 2021 for $6.9 million, and to previous periods for $1.1 million. During December 2018, the French Tax Authority initiated an audit related to the 2014, 2015, 2016 and 2017 French research tax credits. Based on our current evaluation of the status of the audit, we do not believe that a provision should be recorded as of September 30, 2021.

8.3 Other current assets

	As of December 31, 2020	As of September 30, 2021

	$ in thousands
VAT receivables	3,093	1,834
Prepaid expenses and other prepayments	14,113	12,403
Tax and social receivables	227	78
Deferred expenses and other current assets	12,210	439

Total other current assets	29,643	14,753

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. These mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the year ended December 31, 2020, and the nine-month period ended September 30, 2021, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART 22 and UCART CS1 of which the delivery of products or services is expected in the coming months.

As of December 31, 2020, deferred expenses and other current assets mainly relates to a $6.2 million receivable following Cellectis’ employees’ option exercises which was subsequently received, a Calyxt broker receivable and certain down payments to suppliers for $2.7 million, as well as a right of $3.0 million to obtain equipment at our Raleigh facility which generated an equivalent financial liability. As of September 30, 2021, deferred expenses and other current assets mainly relates to down payments to suppliers for Cellectis’ manufacturing facility in Paris. All equipment at our Raleigh facility has been received.

As of December 31, 2020, and as of September 30, 2021, tax and social receivables relate mainly to social charges on personnel expenses.

Note 9. Current financial assets and Cash and cash equivalents

As of December 31, 2020	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value

	$ in thousands
Current financial assets	27,091	—	27,091
Cash and cash equivalents	241,148	—	241,148

Current financial assets and cash and cash equivalents	268,239	—	268,239

As of September 30, 2021	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value

	$ in thousands
Current financial assets	393	—	393
Cash and cash equivalents	210,709	—	210,709

Current financial assets and cash and cash equivalents	211,102	—	211,102

9.1 Current financial assets

Current financial assets include current restricted cash and other current financial assets.

As of September 30, 2021, current restricted cash consists of deposits to secure a Calyxt furniture and equipment sale-leaseback for $1.0 million of which $0.4 million are classified as short-term restricted cash and included within current financial assets. As of December 31, 2020, current restricted cash also included a deposit to secure commitment to suppliers regarding the manufacturing facility construction for $15 million. As of September 30, 2021, the construction of the facility is completed, and no cash amount is restricted in relation to that commitment.

Other current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of corporate debt securities and commercial paper. Their nominal value and their fair value amounted to $0.0 million in each case as of September 30, 2021 and to $11.7 million as of December 31, 2020.

9.2 Cash and cash equivalents

	As of December 31, 2020	As of September 30, 2021

	$ in thousands
Cash and bank accounts	164,586	156,216
Money market funds	13,977	13,967
Fixed bank deposits	62,585	40,527

Total cash and cash equivalents	241,148	210,709

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Note 10. Financial liabilities

10.1 Detail of financial liabilities

	As of December 31, 2020	As of September 30, 2021

	$ in thousands
Lease debts	75,764	73,730
State Guaranteed loan « PGE »	22,701	21,480
PPP loan	1,518	—
Other non-current financial liabilities	4,617	1,288

Total non-current financial liabilities and non-current lease debts	104,600	96,497

Lease debts	6,696	8,079

Total current financial liabilities	6,696	8,079

Trade payables	24,609	22,809
Other current liabilities	19,127	14,024

Total Financial liabilities	155,032	141,410

As of September 30, 2021, the other non-current financial liabilities is composed of Cellectis’ obtention in 2020 of a $1.3 million loan to finance leasehold improvement at its location in New York.

PPP loan corresponds to Calyxt’s obtention of a $1.5 million paycheck protection program (PPP) loan under the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act, for which Calyxt has obtained full forgiveness on April 8, 2021, from the Small Business Administration, which administers the PPP loan program, and recognized as other income in the three months ended June 30, 2021.

State Guaranteed loan (or “Prêt Garanti par l’Etat”, or “PGE”) corresponds to Cellectis’ obtention of an €18.5 million (or $21.4 million using exchange rate as of September 30, 2021) loan from a bank syndicate formed with HSBC, Société Générale, Banque Palatine and Bpifrance in the form of a PGE. Initiated by the French Government to support companies during the COVID-19 crisis, the PGE is a bank loan with a fixed interest rate ranging from 0.31% to 3.35%. After an initial interest-only term of two years, the loan will be amortized over up to four years at the option of the Company. The French government guarantees 90% of the borrowed amount.

10.2 Due dates of the financial liabilities

Balance as of September 30, 2021	Book value	Less than One Year	One to Five Years	More than Five Years

	$ in thousands
Lease debts	81,809	8,079	33,682	40,048
Other financial liabilities	22,767	1,021	21,231	515

Financial liabilities	104,577	9,101	54,913	40,563

Trade payables	22,809	22,809	—	—
Other current liabilities	14,024	14,024	—	—
Total financial liabilities	141,410	45,934	54,913	40,563

Note 11. Other current liabilities

	As of December 31, 2020	As of September 30, 2021

	$ in thousands
VAT Payables	81	246
Accruals for personnel related expenses	12,969	10,822
Other	6,077	2,957

Total	19,127	14,024

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on stock options. The decrease in accruals for personnel related expenses between December 31, 2020 and September 30, 2021 is mainly explained by the timing of the yearly bonus accrual.

The decrease in other between December 31, 2020 and September 30, 2021, is mainly driven by fixed assets accruals.

Note 12. Deferred revenues and contract liabilities

	As of December 31, 2020	As of September 30, 2021

	$ in thousands
Deferred revenues and contract liabilities	452	500

Total Deferred revenue and contract liabilities	452	500

Note 13. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital		Share premium		Number of shares	Nominal value

	$ in thousands (except number of shares)					in $
Balance as of January 1, 2020	2,767		843,478		42,465,669	0.05
Exercise of share warrants, employee warrants and stock options	1		174		20,464	—
Non-cash stock-based compensation expense	—		7,696		—	—

Balance as of September 30, 2020	2,768	—	851,348	—	42,486,133	0.05

Balance as of January 1, 2021	2,785		863,911		42,780,186	0.05
Capital increase (ATM)	145		47,334		2,415,630	—
Exercise of share warrants, employee warrants and stock options	17		5,660		279,494	—
Non-cash stock-based compensation expense	—		9,297		—	—
Transaction costs	—		(881)		—	—
Other movements	—		(30)		—	—

Balance as of September 30, 2021	2,946		925,290		45,475,310	0.05

Capital evolution during the nine-month period ended September 30, 2021

•

During the nine-month period ended September 30, 2021, 2,415,630 shares were issued through Cellectis’At-The-Market (“ATM”) financing program and 256,494 shares were issued as a result of the exercise of stock options and non-employee warrants.

•

During the nine-month period ended September 30, 2021, $0.9 million of issuance costs related to the Cellectis ATM financing program were recorded as a reduction of share premium, in conjunction with share issuances that occurred in April 2021.

•	During the nine-month period ended September 30, 2021, 23,000 free shares were converted to 23,000 ordinary shares.

Note 14. Non-cash stock-based compensation

14.1 Detail of Cellectis equity awards

Holders of vested Cellectis stock options and non-employee warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted during their useful life.

For stock options and non-employee warrants, we estimate the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires us to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. We estimate our future stock price volatility based on Cellectis historical closing share prices over the expected term period. Our expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method. The risk-free interest rate for periods during the expected term of the options is based on the French government securities with maturities similar to the expected term of the options in effect at the time of grant. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero. Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over four years after the date of grant. Options generally expire within ten years after the date of grant.

Stock Options

The weighted-average fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2020	2021
Weighted-Average fair values of stock options granted	7.00€	5.79€
Assumptions:
Risk-free interest rate	0.00%	0.00%
Share entitlement per options	1	1
Exercise price	8.27€ - 15.84€	11.51€ - 19.44€
Grant date share fair value	9.14€ - 15.76€	11.22€ - 16.54€
Expected volatility	61.3% - 62.8%	58.4% - 60.1%
Expected term (in years)	6.15	6.15
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Information on stock option activity follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2019	6,922,172	26.30	€9,672,382	24.22		€6.8y
Granted	—	—	479,000	12.54	€
Exercised	—	—	(291,053)	17.86	€
Forfeited or Expired	—	—	(373,672)	20.61	€
Balance as of December 31, 2020	8,002,398	25.28	€9,486,657	23.97		€5.9y
Granted	—	—	1,016,435	18.90	€
Exercised	—	—	(253,494)	18.49	€
Forfeited or Expired	—	—	(761,482)	23.10	€
Balance as of September, 2021	7,687,802	25.06	€9,488,116	23.64		€5.6y

Share-based compensation expense related to stock option awards was $4.0 million and $7.1 million for the nine-month period ended September 30, 2021 and 2020, respectively.

Non-Employee Warrants

	Warrants Exercisable	Weighted- Average Exercise Price Per Share	Warrants Outstanding	Weighted- Average Exercise Price Per Share		Remaining Average Useful Life
Balance as of December 31, 2019	852,260	35.35	€918,927	35.12		€6.9y
Granted	—	—	—	—
Exercised	—	—	(19,702)	8.28	€
Forfeited or Expired	—	—	—	—
Balance as of December 31, 2020	899,225	27.15	€899,225	27.15		€5.3y
Granted	—	—	—	—
Exercised	—	—	(3,000)	18.68	€
Forfeited or Expired	—	—	—	—
Balance as of September 30, 2021	896,225	27.18	€896,225	27.18		€4.6y

No non-employee Warrants (or “Bons de Souscriptions d’Actions” or “BSA”) have been granted during the periods presented.

There was no share-based compensation expense related to non-employee warrants awards for the nine-month period ended September 30, 2021 while share-based compensation expense related to warrants awards was $0.3 million for the three-month period ended September 30, 2020.

Free shares

The free shares granted prior to 2018 are subject to a two-year vesting period and additional two-year holding period for French residents and four-years vesting period for foreign residents.

The free shares granted in 2018 and until 2021 are subject to at least one-year vesting and additional one-year vesting period for French residents and two-years vesting period for foreign residents. The vesting of free shares granted to executive officers of the Company in October 2020 are subject to performance conditions with a minimum vesting of a 3-year period.

The free shares granted in 2021 and after are subject to a three-year vesting period for all employees, provided that the free shares granted to executive officers are subject to performance conditions with a minimum vesting of a 3-year period.

	Number of Free shares Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2019	67,000	13.98	€
Granted (1)	591,685	20.10	€
Vested	(3,000)	23.84	€
Cancelled	(26,035)	16.45	€
Unvested balance at December 31, 2020	629,650	19.59	€
Granted	503,016	8.43	€
Vested	(23,000)	15.35	€
Cancelled	(155,855)	15.46	€
Unvested balance at September 30, 2021	953,811	14.48	€

(1)

423,285 free shares have been granted in October 2020 under the Amended Second Free Shares 2018 Plan and are under non-market performance vesting conditions and with a minimum vesting period of three years. These free shares have been granted to a large number of our employees. 330,041 free shares have been granted in March 2021 under the Amended Second Free Shares 2018 Plan with a minimum vesting period of three years, and 103,000 of which granted to executive officers are under non-market performance vesting conditions. These free shares have been granted to a large number of our employees.

The fair value of free shares corresponds to the grant date share fair value.

We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero in determining fair value.

Share-based compensation expense related to free shares awards was $4.9 million and $0.3 million for the nine-month period ended September 30, 2021 and 2020, respectively.

14.2 Detail of Calyxt equity awards

Stock Options

The estimated fair values of stock options granted and the assumptions used for the Black-Scholes option pricing model were as follows:

	2020	2021

Weighted-Average fair values of stock options granted	$3.32	$3.93
Assumptions:
Risk-free interest rate	0.3%-1.7%	0.6%-1.1%
Share entitlement per options	1	1
Expected volatility	77.4%-81.2%	80.1%-82.0%
Expected term (in years)	6.0-10.0	5.5 - 6.5
Vesting conditions	Service	Service
Vesting period	Graded	Graded

Calyxt estimates the fair value of each option on the grant date or other measurement date if applicable using a Black-Scholes option-pricing model, which requires Calyxt to make predictive assumptions regarding future stock price volatility, employee exercise behavior, dividend yield, and the forfeiture rate. Calyxt estimates its future stock price volatility using the historical volatility of comparable public companies over the expected term of the option.

Calyxt’s expected term represents the period of time that options granted are expected to be outstanding determined using the simplified method.

The risk-free interest rate for periods during the expected term of the options is based on the U.S. Treasury zero-coupon yield curve in effect at the time of grant.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Options may be priced at 100 percent or more of the fair market value on the date of grant, and generally vest over six years after the date of grant. Options generally expire within ten years after the date of grant. Certain awards granted before Calyxt’s IPO contained accelerated vesting provisions if certain events occurred as defined in the option agreement.

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share	Remaining Average Useful Life
Balance as of December 31, 2019	1,789,567	$8.73	4,481,359	$11.73	6.8y
Granted	—	—	887,765	$4.67
Exercised	—	—	(58,575)	$3.60
Forfeited or Expired	—	—	(689,376)	$12.89
Balance as of December 31, 2020	2,347,663	$10.15	4,621,173	$10.30	6.2y
Granted	—	—	656,959	$5.70
Exercised	—	—	(61,372)	$3.70
Forfeited or Expired	—	—	(602,892)	$10.84
Balance as of September 30, 2021	2,685,450	$10.18	4,613,868	$9.66	5.8y

Stock-based compensation expense related to stock option awards was an expense of $1.1 million, compared to an expense of $2.4 million for the nine-month period ended September 30, 2021 and 2020, respectively.

Restricted Stock Units

Units settled in stock subject to a restricted period may be granted to key employees under the 2017 Omnibus Plan. Restricted stock units generally vest and become unrestricted over five years after the date of grant.

	Number of Restricted Stock Units Outstanding	Weighted-Average Grant Date Fair Value
Unvested balance at December 31, 2020	547,807	$9.49
Granted	346,981	$4.99
Vested	(165,137)	$7.40
Cancelled	(153,631)	$11.85
Unvested balance at September 30, 2021	576,020	$6.75

The fair value of restricted stock units corresponds to the grant date share fair value.

Calyxt has not paid and does not expect to pay dividends for the foreseeable future.

Share-based compensation expense related to restricted stock units awards was a favorable impact of $0.3 million due to options forfeiture, compared to an expense of $0.9 million for the nine-month periods ended September 30, 2021 and 2020, respectively.

Performance Stock Unit

In June 2019, Calyxt granted performance stock units, which carry a market condition based on Calyxt share price. These awards contain a continuous service period of three years, the performance period, from the date of grant, followed by a restricted period of two years if the shares are issued following the performance period during which the grantee is required to provide continuous service and the awarded shares must be held by the grantee until the end of the period. The number of shares of common stock delivered following the performance period depends upon the change in Calyxt share price during the performance period. Calyxt granted a targeted 311,667 performance stock units. The performance criteria allow for the actual payout to be between zero and 120 percent of target. The fair value of the performance stock units and the assumptions used for the Monte Carlo simulation were as follows:

Date of grant	06/28/2019
Estimated fair values of performance stock units granted	$7.06
Assumptions:
Risk-free interest rate	1.71%
Expected volatility	75.0%
Expected term (in years)	3.0 years

Information on performance stock unit activity follows:

Number of Performance Stock Units Outstanding
Unvested balance at December 31, 2020	311,667
Granted	600,000
Vested	—
Cancelled	-166,667
Unvested balance at September 30, 2021	745,000

The 600,000 performance stock units granted during the nine-months ended September 30, 2021 relate to shares of common stock of Calyxt that are issuable under an Employee Inducement Incentive Plan and were granted to Mr. Michael A. Carr in July 2021 as a material inducement to accept employment as Calyxt’s President and Chief Executive Officer.

Share-based compensation expense related to performance stock units awards was a favorable impact of $0.1 million due to options forfeiture, compared to an expense of $0.3 million for the nine-month periods ended September 30, 2021 and 2020, respectively.

Note 15. Earnings per share

15.1 For the nine-month periods ended September 30,

	For the nine-month period ended September 30,
	2020	2021
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(41,605)	(89,201)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,474,764	44,599,935
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis
Basic net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.98)	(2.00)
Diluted net income (loss) attributable to shareholders of Cellectis per share ($ /share)	(0.98)	(2.00)

When we have adjusted net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

15.2 For the three-month periods ended September 30

	For the three-month period ended September 30,
	2020	2021
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(30,297)	(37,413)
Adjusted weighted average number of outstanding shares, used to calculate both basic and diluted net result per share	42,486,133	45,471,977
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.71)	(0.82)
Diluted net income (loss) per share ($ /share)	(0.71)	(0.82)

When we have adjusted net loss, in accordance with IFRS, we use the weighted average number of outstanding shares, basic to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share). When we have adjusted net income, in accordance with IFRS, we use the weighted average number of outstanding shares, diluted to compute the diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share).

Note 16. Provisions

	31/12/2020	Additions	Amounts used during the period	Reversals	OCI	30/09/2021

	$ in thousands
Pension	4,010	436	—	—	(594)	3,851
Loss on contract	—	—	—	—	—	—
Employee litigation and severance	560	67	(101)	(83)	(27)	416
Commercial litigation	571	3,781	(193)	(244)	(141)	3,774

Total	5,141	4,284	(294)	(327)	(763)	8,041

Non-current provisions	4,010	436	—	—	(594)	3,851
Current provisions	1,131	3,848	(294)	(327)	(168)	4,190

During the nine-month period ended September 30, 2021, additions mainly relate to (i) commercial litigation with suppliers for $3.8 million and (ii) pension service cost of the period for $0.4 million.

The amounts used and reversed during the period mainly relate to (i) the settlement of employee litigation for $0.2 million and (ii) the settlement of a commercial litigation for $0.4 million.

Note 17. Commitments

As of September 30, 2021	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	$ in thousands
License and collaboration agreements	18,728	1,530	3,060	3,060	11,078
Clinical & Research and Development agreements	502	502	—	—	—
IT licensing agreements	1,101	445	655	—	—
Other agreements	73	73	—	—	—

Total commitments	20,403	2,550	3,715	3,060	11,078

Obligations under the terms of license and collaboration agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We also have collaboration agreements whereby we are obligated to pay royalties and milestone payments based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of Clinical & Research and Development agreements

We have entered into clinical and research and development agreements where we are obligated to pay for services to be provided regarding our research collaboration agreements, clinical trials and translational research projects.

Obligations under the terms of IT licensing agreements

We have entered into an IT licensing agreement and have related obligations to pay licensing fees.

Obligations under the terms of other agreements

As of September 30, 2021, other agreements relate to a license and service agreement at Calyxt for $0.1 million.

Note 18. Subsequent events

On September 21, 2021, Calyxt entered into an ATM financing program with Jefferies, acting as sole selling agent. Under the terms of the ATM program, Calyxt may, from time-to-time, issue common stock having an aggregate offering value of up to $50.0 million. At its discretion Calyxt determines the timing and number of shares to be issued under the ATM program.

As of September 30, 2021, Calyxt had not issued any shares of common stock under the ATM program. As of the date of this report, Calyxt has issued approximately 1.2 million shares of common stock under the ATM program for proceeds of $3.7 million net of commissions and payments for other share issuance costs.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biotechnological company, employing our core proprietary technologies to develop products based on gene-editing with a portfolio of allogeneic Chimeric Antigen Receptor T-cells (“UCART”) product candidates in the field of immuno-oncology and gene-edited hematopoietic stem cells (“HSC”) product candidates in other therapeutic indications.

Our UCART product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products that are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity.

Together with our focus on immuno-oncology, we are using, through our .HEAL platform, our gene-editing technologies to develop HSC product candidates in genetic diseases. HEAL is a new gene editing platform developed by Cellectis that leverages the power of TALEN® technology, to allow highly efficient gene inactivation, insertion and correction in HSPCs. Through the date of this interim report, Cellectis has announced preclinical programs in sickle cell disease, lysosomal storage disorders and primary immunodeficiencies.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and monogenic diseases. Our Plants segment, carried out through our 64.2% (as of September 30, 2021) ownership in Calyxt, is using Calyxt’s proprietary PlantSpringTM technology platform to engineer plant metabolism produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s diversified product offerings will primarily be delivered through its proporietary BioFactory™ production system, which Calyxt expects to be online by the end of 2021.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy and HSC product candidates, including conducting the pre-clinical activities, and preparing to conduct clinical studies of our UCART product candidates, providing general and administrative support for these operations and protecting our intellectual property.

We do not have any therapeutics products approved for sale and have not generated any revenues from therapeutic product sales.

For the nine-month period ended September 30, 2021, we derived all of our Therapeutics revenues from the receipt of a convertible note (to be settled in cash or equity of Cytovia, depending on certain conditions) in consideration for a license granted by a licensing arrangement with Cytovia, a milestone reached as part of our collaboration with Allogene and royalties on licensed technologies.

As of September 30, 2021, we were eligible to receive potential development and commercial milestone payments pursuant to (i) the License, Development and Commercialization Agreement dated March 6, 2019 between Servier and Cellectis, as amended on March 4, 2020 (the “Servier License Agreement”) of up to $410 million and (ii) the License Agreement dated March 7, 2019 between Allogene and Cellectis (the “Allogene License Agreement”) of up to $2.8 billion. Under the Allogene License Agreement, we are eligible to receive tiered royalties on annual worldwide net sales of any products that are commercialized by Allogene that contain or incorporate, are made using or are claimed or covered by, our intellectual property licensed to Allogene under the Allogene License Agreement at rates in the high single-digit percentages. Under the Servier License Agreement, we are eligible to receive flat low double-digit royalties based on annual net sales of commercialized products as well as a low double-digit royalty on certain development milestone payments received by Servier.

For the nine-month period ended September 30, 2021 no revenue was recorded under such agreements other than the revenue related to the Allogene and Cytovia agreements.

We are currently sponsoring clinical studies with respect to three proprietary Cellectis UCART product candidates at nine (9) sites for the AMELI-01 Study, at five (5) sites for the BALLI-01 Study, and at four (4) sites for the MELANI-01 Study, as follows:

•

The AMELI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART123 in-patients with relapsed or refractory acute myeloid leukemia (r/r AML). The AMELI-01 Study is currently open for patient recruitment at MD Anderson Cancer Center (Houston, Texas), H. Lee Moffitt Cancer Center & Research Institute (Tampa, Florida), Dana Farber Cancer Institute (Boston, Massachusetts), New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), Northwestern University (Chicago, Illinois), University of Miami (Miami, Florida), the University of Pennsylvania (Philadelphia, Pennsylvania), Northwestern University (Evanston, Illinois) and the University of California, San Francisco Campus (San Francisco, California). AMELI-01 employs a modified toxicity probability interval dose escalation design to evaluate progressive dose levels of UCART123 in concert with fludarabine and cyclophosphamide (“FC”) or fludarabine, cyclophosphamide and alemtuzumab (“FCA”) regimens in patients with r/r AML. The AMELI-01 Study protocol allows for up to 28 patients to enroll in the dose escalation period and 18-37 patients in the dose expansion period of the Phase 1. As of the date of this interim report, the AMELI-01 Study is active at DL2i of the FCA lymphodepletion cohort.

•

The BALLI-01 Study is a Phase 1/2 dose-escalation and expansion clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCART22 in-patients with relapsed or refractory acute lymphoblastic leukemia (r/r ALL). The BALLI-01 Study is currently open to patient recruitment at New York Presbyterian / Weill Cornell College of Cornell University (New York, New York), the University of Chicago (Chicago, Illinois), MD Anderson Cancer Center (Houston, Texas), University of California Los Angeles (Los Angeles, California) and Dana Farber Cancer Institute (Boston, Massachusetts). Similar to AMELI-01 Study, BALLI-01 Study protocol employs a modified toxicity probability interval dose escalation design to evaluate progressive dose levels of UCART22 in concert with FC or FCA regimens in patients with r/r ALL. The BALLI-01 Study protocol allows for up to 30 patients to enroll in the dose escalation period and 53 patients in the dose expansion period of the Phase 1/2a. As of the date of this interim report, the BALLI-01 Study is enrolling patients at DL2i in the dose escalation of the FCA lymphodepletion cohort, with at least one additional dose level planned.

•

The MELANI-01 Study is a Phase 1 dose-escalation clinical trial designed to evaluate the safety, expansion, persistence and clinical activities of UCARTCS1 in patients with relapsed or refractory multiple myeloma (r/r MM). The MELANI-01 Study is currently open to patient recruitment at Hackensack Meridian Health (Hackensack, New Jersey), MD Anderson Cancer Center (Houston, Texas), the University of California, San Francisco Campus (San Francisco, California), and Mayo Clinic (Rochester, Minnesota). The MELANI-01 Study protocol allows for up to 18 patients to enroll in the dose escalation period and 12-30 patients in the dose expansion period of the Phase1. As of the date of this interim report, the MELANI-01 Study is enrolling patients at DL -1, the first of the 3 planned dose levels.

In addition, we are evaluating four UCART preclinical programs, as follows:

•	UCART20x22, which is in development as the first allogeneic dual CAR T-cell candidate product for B-cell malignancies;

•	UCARTMESO, which is an allogeneic CAR T-cell candidate product for mesothelin expressing cancers;

•	UCARTMUC1, which is an allogeneic CAR T-cell candidate product for mucin-1 expressing epithelial cancers;

•	UCARTFAP, which is an allogeneic CAR-T candidate product targeting cancer associated fibroblasts (CAFs) in the tumor microenvironment.

Partnered clinical trial update

Under the Servier License Agreement, pursuant to which Servier grants US rights to Allogene, Allogene is pursuing a Phase 1 clinical study for ALLO-501A in relapsed or refractory non-Hodgkin lymphoma, which Allogene refers to as the ALPHA2 study.

On October 7, 2021, Allogene reported that, the U.S. Food and Drug Administration (“FDA”) has placed a hold on Allogene’s clinical trials. The clinical hold follows Allogene’s notification to the FDA of a chromosomal abnormality in an ALPHA2 study patient which was detected in a bone marrow biopsy undertaken to assess pancytopenia (low blood counts). Allogene reported that an investigation is underway to further characterize the observed abnormality, including any clinical relevance, evidence of clonal expansion or potential relationship to gene editing. Allogene reported that it expects to provide additional updates following consultation with the FDA. The FDA continues to actively review the end of Phase 1 materials submitted by Allogene in anticipation for an ALLO-501A pivotal Phase 2 trial. The single case involves a patient with Stage IV transformed follicular lymphoma and a type of genetic rearrangement, known as c-myc rearrangement, whose cancer was refractory to two prior lines of immune-chemotherapy and additional radiation therapy. The patient could not receive an autologous anti-CD19 CAR T cell therapy due to manufacturing failure associated with inadequate expansion of autologous CAR T cells. Following infusion of ALLO-501A, the patient experienced Grade 1 cytokine release syndrome and Grade 2 immune effector cell-associated neurotoxicity syndrome, which required a course of high dose steroid therapy. The patient subsequently developed progressive pancytopenia and a bone marrow biopsy showed aplastic anemia and the presence of ALLO-501A CAR T cells with the chromosomal abnormality. Early translational data showed that the CAR T cells expanded, peaking on Day 28, and undergoing contraction thereafter. The patient had a partial response to ALLO-501Aand subsequently underwent allogeneic stem cell transplantation. Prolonged cytopenia requiring rescue stem cell transplantation has been reported in autologous CAR T therapies.

For a discussion of our operating capital requirements and funding sources, please see “Liquidity and Capital Resources” below.

COVID-19 Update

While implementing health and safety measures, we continued to advance our proprietary allogeneic CAR T-cell programs during the nine months ended September 30, 2021.

Although the COVID-19 pandemic has slowed the enrollment of new patients, Cellectis continued to enroll patients in its AMELI-01, BALLI-01 and MELANI-01 clinical trials during the nine months of 2021, and each of the trials currently continues to progress through its respective dose levels.

Despite the increasing availability of COVID-19 vaccines, the COVID-19 pandemic and government actions to contain it continue to result in significant disruptions to various public and commercial activities. With respect to clinical trials for both our proprietary allogeneic CAR T-cell programs and programs conducted by commercial partners, enrollment of new patients and the ability to conduct patient follow-up is expected to be impacted by the COVID-19 pandemic. The exact timing of delays and overall impact of the COVID-19 pandemic to our business, preclinical studies, clinical trials and manufacturing facility construction and initial production activity is currently unknown, and we are monitoring the pandemic as it continues to evolve.

At Calyxt, during the nine months ended September 30, 2021, the COVID-19 pandemic did not have a material impact on Calyxt’s operations. However, a resurgence or prolonging of the COVID-19 pandemic, governmental response measures, and resulting disruptions could rapidly offset such improvements. Moreover, the effects of the COVID-19 pandemic on the financial markets remain substantial and broader economic uncertainties persist, which may make obtaining capital challenging and have exacerbated the risk that such capital, if available, may not be available on terms acceptable to Calyxt. There continues to be significant uncertainty relating to the COVID-19 pandemic and its impact, and many factors could affect Calyxt’s results and operations, including, but not limited to, those described in Calyxt’s Part I, Item 1A, “Risk Factors” of its 2020 Form 10-K.

The overall impact to Cellectis’ and Calyxt’s businesses will be dependent on future developments, which are highly uncertain and difficult to predict. See Part II, Item 3.D. “Risk Factor” of our report on Form 20-F.

Key events of the nine-month period ended September 30, 2021

Since the beginning of 2021, Cellectis has made the following key achievements:

•

On February 16, 2021, Cytovia Therapeutics, Inc. and Cellectis announced that they entered into a research collaboration and non-exclusive license agreement to develop TALEN® gene-edited iPSC NK and CAR-NK cells. The financial terms of the partnership include up to $760 million of development, regulatory, and sales milestones from Cytovia to Cellectis for the first 5 TALEN® gene-edited iPSC- derived NK products (“partnership products”). Cellectis will also receive single-digit royalty payments on the net sales of all partnered products commercialized by Cytovia. Cellectis will receive an equity stake of $15 million in Cytovia stock or a cash payment of $15 million in settlement of the convertible note if certain conditions are not met by December 31, 2021, as well as an option to invest in future financing rounds.

•

On March 29, 2021, Cellectis announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $125.0 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Cellectis.

•

On April 9, 2021, Cellectis announced that it has completed sales of approximately $47 million of ADSs pursuant to the Company’s ATM program (the “ATM Sales”), through Jefferies LLC, acting as sales agent. In the ATM Sales, an aggregate of 2,415,630 new ADSs and the same number of underlying new ordinary shares have been issued to existing and new investors at an at-the-market price of $19.50 per new ADS. The settlement and delivery of the new ordinary shares took place on April 12, 2021.

•

On May 11, 2021, Cellectis entered into a partnership agreement and a supply agreement with Sanofi regarding alemtuzumab, an anti-CD52 monoclonal antibody, to be used as part of a lymphodepleting regimen in certain Cellectis sponsored UCART clinical trials. As part of the agreement, Sanofi will supply alemtuzumab to support Cellectis’ clinical studies and the parties agreed to enter into discussions to execute an agreement for the commercial supply of alemtuzumab under pre-agreed financial conditions.

•	The General Meeting of shareholders of Cellectis S.A. was held on June 1, 2021.

•

At the date of this interim report, Cellectis’ Paris manufacturing facility is now fully operational and has finalized the manufacturing of plasmid starting materials as well as the first mRNA batches for TALEN®, and the Raleigh, North Carolina, facility is nearing completion of qualification activities for the facility and its equipment and systems.

•

Cellectis, in collaboration with Professor Toni Cathomen, scientific director at the Center for Chronic Immunodeficiency Medical Center at the University of Freiburg, Germany, presented two oral presentations at the European Society of Gene and Cell Therapy (ESGCT) Congress, held October 19-22, 2021. The preclinical data supports further evaluation of Cellectis’ .HEAL platform for two product candidates targeting primary immunodeficiencies: RAG1 for Severe Combined Immunodeficiency (SCID) and STAT3 for Hyper IgE syndrome.

•

Cellectis will present preclinical data that support anti-tumor activity of UCARTMESO at the Society for Immunotherapy of Cancer’s 36th Annual Meeting (SITC 2021), to be held November 10 to 14, 2021. Cellectis will present a poster on UCARTMESO, an allogeneic CAR-T cell product candidate targeting mesothelin-expressing solid tumors. Mesothelin is a tumor-associated antigen that is highly and consistently expressed in mesothelioma and pancreatic cancer and is also over-expressed in subsets of other solid tumors (ovarian cancer, non-small cell lung cancer, gastric cancer, triple-negative breast cancer). UCARTMESO leverages Cellectis’ TALEN® gene editing technology to also resist immune suppression mediated by TGFß.

•

On November 4, 2021, Cellectis announced the release of two abstracts, which were accepted for presentation at the 63rd American Society of Hematology (ASH) Annual Meeting taking place from December 11-14, 2021. The Company will present preliminary clinical data from its BALLI-01 clinical trial in relapsed/refractory B-cell acute lymphoblastic leukemia (B-ALL), and preclinical data for TALGlobin01, its lead gene therapy product candidate for the treatment of sickle cell disease (SCD).

•	On November 4, 2021, Cellectis announced the appointment of Donald A Bergstrom, M.D., Ph.D., as observer of the Company’s Board of Directors.

Since the beginning of 2021, Calyxt, Cellectis’ majority-owned synthetic biology subsidiary, has made the following developments:

•

On February 19, 2021, Yves Ribeill, Ph.D., Chair of the Board of Directors of Calyxt, Inc., was appointed as the Executive Chair of the Board of Directors in connection with the departure of James Blome, Calyxt’s former Chief Executive Officer. Effective July 27, 2021 Michael A. Carr joined Calyxt, as its President, Chief Executive Officer, and member of its Board of Directors. Mr. Carr assumed the principal executive officer function for Calyxt as of August 6, 2021, upon the resignation of Dr. Ribeill as Calyxt’s Executive Chair.

•

On March 2, 2021, Calyxt announced that it had completed its initial appointments to its Scientific Advisory Board (SAB), chaired by Calyxt co-founder Dan Voytas, Ph.D. The SAB comprises world-renowned plant-biochemistry experts Anne Osbourn, Ph.D., Group Leader at the John Innes Center; Elizabeth Sattely, Ph.D., HHMI Investigator and Associate Professor of Chemical Engineering at Stanford University; Paul Bernasconi, Ph.D., Former Global Function Head for Molecular Biology at BASF Biosciences; and Seth Dobrin, Ph.D, the Global Chief Artificial Intelligence Officer at IBM, who joined the SAB on October 12, 2021. The SAB was formed to provide guidance to Calyxt to leverage and grow the business in new directions and to help realize Calyxt’s potential value.

•	On April 8, 2021, Calyxt was notified by the Small Business Administration that the full amount of Calyxt’s Paycheck Protection Program (PPP) loan ($1.5m) had been forgiven.

•

With respect to research and development, Calyxt announced on April 29, 2021 and May 4, 2021, respectively, that it had successfully completed a transformation of the hemp genome and the completion of its preliminary composition analysis of its next generation soybean product’s fatty acid profile.

•	On July 8, 2021, Calyxt announced further expansion of its hemp breeding platform with the addition of triploid breeding technology to create seedless hemp.

•

On July 15, 2021, Calyxt announced the appointment of Michael A. Carr as President and Chief Executive Officer, effective July 27, 2021. Mr. Carr will also serve as a member of Calyxt’s Board of Directors. Mr. Carr was most recently the Vice President of M&A, Strategy, and Innovation at Darling Ingredients, Inc., a global developer and producer of sustainable natural ingredients and renewable energy.

•

On September 16, 2021, Calyxt established an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell, through Jefferies LLC acting as agent pursuant to the Open Market Sale Agreement, shares of Calyxt having an aggregate offering price of up to $50,000,000.

•

On October 5, 2021, Calyxt announced the launch of a strategic initiative that will focus Calyxt on engineering synthetic biology solutions to meet the needs of a diversified base of potential customers across an expanded group of end markets, including the nutraceutical, cosmeceutical, personal care, pharmaceutical, advanced materials, and chemical industries, in addition to the agriculture end market. Calyxt intends to leverage its proprietary PlantSpring™ technology platform to engineer plant metabolism, with diversified product offerings primarily to be delivered through its proprietary BioFactory production system, with Calyxt’s pilot BioFactory expected to be online by the end of 2021.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress our sponsored clinical studies AMELI-01, BALLI-01 and MELANI-01, and initiate additional clinical trials for our other owned product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	advance research and development efforts for our HSC product candidates;

•	further develop and refine the manufacturing process for our product candidates;

•

complete construction of our Raleigh facility, bring online, and commence production at our in-house manufacturing facilities and change or add additional manufacturers or suppliers of biological materials to support our in-house manufacturing capabilities;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies or biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company;

•

continue, through Calyxt, to advance research and development of future synthetic biology innovations and solutions, and to execute upon the deployment of such innovations through Calyxt’s customer-driven solutions; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our therapeutic product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our therapeutic product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our collaboration and license agreements, equity offerings, debt financings, government or other third-

party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Our interim consolidated financial statements for the nine-month ended September 30, 2021 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Results of Operations

Comparison for the nine-month periods ended September 30, 2020 and 2021

Revenues.

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Collaboration agreements	48,166	19,865	-58.8%
Other revenues	11,870	25,223	112.5%
Revenues	60,036	45,088	-24.9%

The decrease in revenues of $14.9 million between the nine-month period ended September 30, 2020 and 2021 primarily reflects a decrease of revenue pursuant to our collaboration agreements of $28.3 million, mainly due to a $27.6 million upfront payment received in March 2020 and the recognition of $19.4 million of deferred upfront and milestone payments already received on released targets in each case in connection with the amendment signed in March 2020 to our collaboration agreement with Servier as well as a decrease in licenses revenue, while revenue related to collaboration agreements for the nine months of 2021 consists of the recognition of $15.0 million convertible note obtained as consideration for a license granted to Cytovia and a $5.0 million Allogene milestone. The increase in other revenues of $13.4 million relates to the sales of soybean products at Calyxt.

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Research tax credit	6,522	6,780	4.0%
Other income	(12)	1,540	-13171.6%
Other income	6,510	8,320	27.8%

The increase in other income of $1.8 million between the nine-month period ended September 30, 2020 and 2021 reflects an increase of $0.3 million in research tax credits, due to higher research and development purchases and external expenses during the nine-month period ended September 30, 2021 that are eligible for the tax credit and $1.5 million related to Calyxt’s PPP loan forgiveness obtained in April 2021.

Cost of revenue

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Cost of goods sold	(16,265)	(27,512)	69.1%
Royalty expenses	(1,894)	(1,601)	-15.5%
Cost of revenue	(18,159)	(29,113)	60.3%

The increase in cost of goods sold of $11.2 million between the nine-month period ended September 30, 2020 and 2021 is driven by higher volumes of Calyxt’s products sold and higher average prices paid for grain as a result of increases in commodity market prices for soybeans. These increases were partially offset by the benefits resulting from the move to sell grain compared to selling oil and meal, as well as a $3.7 million year-over-year decrease in net realizable value adjustments to inventory as the year ago period included costs to write down excess seed inventory, and $3.1 million year-over-year benefit from unrealized commodity derivative gains.

Research and development expenses.

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Personnel expenses	(25,871)	(39,749)	53.6%
Purchases, external expenses and other	(37,723)	(56,914)	50.9%
Research and development expenses	(63,594)	(96,663)	52.0%

Between the nine-month periods ended September 30, 2020 and 2021, research and development expenses increased by $33.1 million. Personnel expenses increased by $13.9 million from $25.9 million in 2020 to $39.8 million in 2021 primarily due to a $10.8 million increase in wages and salaries mainly driven by the increased R&D headcount in the therapeutic segment, a $0.9 million increase in social charges on stock option mainly granted in March 2021, as well as a $2.2 million increase in non-cash stock-based compensation expense in relation with new grants at the end of 2020 and in 2021.

Purchases, external expenses and other increased by $19.2 million (from $37.7 million in 2020 to $56.9 million in 2021) due to higher consumables, subcontracting costs and depreciation and amortization for the therapeutic segment.

Selling, general and administrative expenses.

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Personnel expenses	(18,929)	(14,242)	-24.8%
Purchases, external expenses and other	(12,836)	(13,651)	6.4%
Selling, general and administrative expenses	(31,765)	(27,894)	-12.2%

Between the nine-month period ended September 2020 and 2021, the decrease in selling, general and administrative expenses of $3.9 million primarily reflects a $4.7 million decrease in personnel expenses from $18.9 million in 2020 to $14.2 million mainly due to a $5.4 million decrease in non-cash stock-based compensation expense mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash stock-based compensation from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure, partly offset by a $0.4 million increase in wages and salaries and $0.4 million increase in social charges on stock option grants. Purchases, external expenses and other increased by $0.8 million from $12.8 million in 2020 to $13.7 million in 2021.

Other operating income and expenses.

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Other operating income (expenses)	(291)	506	-274.1%

The increase in other operating income and expenses between the nine-month periods ended September 30, 2020 and 2021 amounted to $0.8 million and is mainly related to the reversal of provisions for bad debt.

Net financial gain (loss).

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Financial income	5,646	9,138	61.9%
Financial expenses	(10,379)	(6,411)	-38.2%
Net Financial gain (loss)	(4,733)	2,728	-157.6%

The increase in financial income of $3.5 million between the nine-month period ended September 30, 2020 and 2021 was mainly attributable to an increase of the foreign exchange gain of $4.6 million (from a $3.5 million gain in 2020 to a $8.1 million gain in 2021) partially offset by the decrease of interest received from financial investments of $1.1 million.

The decrease in financial expenses of $4.0 million between the nine-month period ended September 30, 2020 and 2021 was mainly attributable to the $5.6 million decrease in foreign exchange loss (from an $8.0 million loss in 2020 to a $2.4 million loss in 2021), partially offset by the increase in lease interest expenses for $1.6 million.

Net income (loss)

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Net income (loss)	(51,996)	(97,027)	86.6%

The increase in net loss of $45.0 million between the nine-month period ended September 30, 2020 and 2021 was mainly due to (i) a $13.1 million decrease in revenues and other income, (ii) an increase of $20.0 million in purchases, external expenses and others, (iii) a $11.0 million increase in cost of sales, (iv) an increase of $11.2 million in wages, and (v) an increase of $1.3 million in social charges on stock option grants expense (vi) partially offset by (i) a decrease of $3.2 million in non-cash stock based compensation expense, (ii) an increase in other operating results of $0.8 million and (iii) an increase in net financial gain of $7.5 million.

Non-controlling interests

	For the nine-month period ended September 30,		% change
	2020	2021	2021 vs 2020

Gain (loss) attributable to non-controlling interests	(10,391)	(7,827)	-24.7%

During the nine-month period ended September 30, 2021, we recorded a $7.8 million loss attributable to non-controlling interests. During the nine-month period ended September 30, 2020, we recorded $10.4 million in loss attributable to non-controlling interests.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and Other income, Research and development expenses, Selling, general and administrative expenses, Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance of each segment. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. has provided Calyxt with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a Management Services Agreement. Under the Management Services Agreement, Cellectis S.A. charges Calyxt in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum. Effective with the end of the third quarter of 2019, Calyxt has internalized nearly all of the services Cellectis provided.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the nine-month period ended period 2020 and 2021:

	For the nine-month period ended September 30, 2020			For the nine-month period ended September 30, 2021
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

External revenues	9,960	50,077	60,037	25,004	20,085	45,088
External other income	—	6,510	6,510	1,528	6,792	8,320

External revenues and other income	9,960	56,587	66,547	26,532	26,876	53,408

Cost of revenue	(16,600)	(1,558)	(18,159)	(27,512)	(1,601)	(29,113)
Research and development expenses	(7,391)	(56,203)	(63,594)	(8,358)	(88,304)	(96,663)
Selling, general and administrative expenses	(16,227)	(15,538)	(31,765)	(11,520)	(16,373)	(27,894)
Other operating income and expenses	(148)	(142)	(291)	25	481	506

Total operating expenses	(40,367)	(73,442)	(113,810)	(47,366)	(105,797)	(153,163)

Operating income (loss) before tax	(30,407)	(16,855)	(47,263)	(20,834)	(78,921)	(99,755)

Net financial gain (loss)	(510)	(4,223)	(4,733)	(875)	3,603	2,728

Net income (loss)	(30,917)	(21,078)	(51,996)	(21,709)	(75,318)	(97,027)

Non controlling interests	10,391	—	10,391	7,827	—	7,827

Net income (loss) attributable to shareholders of Cellectis	(20,528)	(21,077)	(41,605)	(13,883)	(75,318)	(89,201)

R&D non-cash stock-based expense attributable to shareholder of Cellectis	556	5,005	5,561	682	6,922	7,604
SG&A non-cash stock-based expense attributable to shareholder of Cellectis	2,936	2,691	5,627	(208)	1,901	1,693

Adjustment of share-based compensation attributable to shareholders of Cellectis	3,492	7,696	11,188	474	8,823	9,297

Adjusted net income (loss) attributable to shareholders of Cellectis	(17,037)	(13,381)	(30,418)	(13,409)	(66,495)	(79,904)

Depreciation and amortization	(1,485)	(5,290)	(6,776)	(1,834)	(9,651)	(11,485)
Additions to tangible and intangible assets	973	40,983	41,956	377	14,446	14,822

We allocate the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues and other income in our Therapeutics segment decreased by $29.7 million, from $56.6 million for the nine-month period ended September 30, 2020, to $26.9 million for the nine-month period ended September 30, 2021. The decrease was primarily due to a decrease of $28.3 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” under “Results of Operations” for the consolidated Group.

The increase in total operating expenses of $32.4 million from the nine-month period ended September 30, 2020 to the nine-month period ended September 30, 2021 resulted primarily from (i) higher purchases, external expenses and other of $20.1 million, (ii) higher personnel expenses of $12.9 million attributable to an increase of $10.5 million in personnel wages and salaries, an increase of $1.3 million in social charges on stock option grants and an increase of $1.1 million in non-cash stock-based compensation expenses.

Operating loss before tax for our Therapeutics segment increased by $62.1 million from the nine-month period ended September 30, 2020 to the nine-month period ended September 30, 2021.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $53.1 million from the nine-month period ended September 30, 2020 to the nine-month period ended September 30, 2021.

Plants segment

External revenues and other income in our Plants segment increased by $16.6 million from $10.0 million for the nine-month period ended September 30, 2020 to $26.5 million for the nine-month period ended September 30, 2021, driven by sales of a portion of the 2020 grain crop as compared to the first nine months of 2020, when the Company was primarily selling soybean oil and meal. As of September 30, 2021, the Company had sold substantially all of the 2020 grain crop.

The increase in total operating expenses of $7.0 million from nine-month period ended September 30, 2020 to the nine-month period ended September 30, 2021 resulted primarily from an increase in Calyxt’s activities, which contributed to (i) an increase in cost of goods sold of $11.2 million and (ii) an increase of $0.7 million in personnel wages and salaries mainly related to former CEO’s departure costs partially offset by (i) a decrease of $4.4 million in non-cash stock-based compensation expenses mainly explained by the favorable impact of the recapture of Calyxt’s CEO non-cash stock-based from the forfeiture of certain of his unvested stock options, restricted stock units, and performance stock units following his departure and other reductions in personnel costs and professional fees and (ii) a decrease of $0.2 million in purchases, external expenses and other and (iii) a decrease of $0.3 million royalties expenses.

Operating loss before tax for our Plants segment decreased by $9.6 million from the nine-month period ended September 30, 2020 to the nine-month period ended September 30, 2021.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $3.6 million from the nine-month period ended September 30, 2020 to the nine-month period ended September 30, 2021.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our collaboration agreements with Allogene and Servier.

Our ordinary shares have been traded on the Euronext Growth market of Euronext in Paris since February 7, 2007 and our ADSs have traded on the Nasdaq Global Market in New York since March 30, 2015.

Liquidity management

As of September 30, 2021, we had current financial assets and cash and cash equivalents of $211.1 million comprising cash and cash equivalents of $210.7 million and current financial assets of $0.4 million corresponding to current restricted cash. Long term restricted cash amounts to $5.3 million and is classified in other non-current financial assets.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France. The portion of cash and cash equivalents denominated in U.S. dollars is $135.4 million as of September 30, 2021. Current financial assets denominated in U.S. Dollars amounted to $0.4 million as of September 30, 2021.

On March 9, 2021, we commenced the ATM-program, which allows us to offer and sell, from time to time, ordinary shares in the form of ADSs, each representing one ordinary share of the Company, to certain eligible investors. We are not obligated to sell ADSs pursuant to the ATM program, and offers and sales occur only at our discretion and on our instructions and at-the- market prices. The ATM program provides for a total maximum gross amount of $125 million. On April 9, 2021, Cellectis completed an initial sale under the ATM program for gross proceeds of $47 million (equivalent to 40 million euros).

On September 21, 2021, Calyxt entered into an ATM financing program with Jefferies, acting as sole selling agent. Under the terms of the ATM program, Calyxt may, from time-to-time, issue common stock having an aggregate offering value of up to $50.0 million. At its discretion Calyxt determines the timing and number of shares to be issued under the ATM program.

As of September 30, 2021, Calyxt had not issued any shares of common stock under the ATM program. As of the date of this report, Calyxt has issued approximately 1.2 million shares of common stock under the ATM program for proceeds of $3.7 million net of commissions and payments for other share issuance costs.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the nine-month period ended September 30, 2020 and 2021:

	For the nine-month period ended September 30,
	2020	2021

	$ in thousands
Net cash flows provided by (used in) operating activities	(46,374)	(83,480)
Net cash flows provided by (used in) investing activities	(51,604)	7,483
Net cash flows provided by (used in) financing activities	14,645	48,948

Total	(83,333)	(27,049)

Effect of exchange rate changes on cash	3,753	(3,389)

For the nine-month period ended September 30, 2021, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $49.1 million to suppliers, wages and social expenses of $39.2 million, Calyxt operating payments net of receipts of $15.1 million, partially offset by $9.0 million of tax credit, the collection of a $5.0 million Allogene milestone payment, $1.0 million of licensing revenue at Cellectis, and $4.9 million of taxes and others.

For the nine-month period ended September 30, 2020, our net cash flows used in operating activities are mainly due to Cellectis cash payments of $34.7 million to suppliers, wages and social expenses of $24 million, Calyxt operating payments of $28.1 million and $1.2 million of VAT, offset by $32.9 million of payments received from Servier pursuant to our collaboration agreements, $3.6 million from our licensing and other collaboration agreements, $7.9 million of R&D credit received and $0.5 million of other income.

For the nine-month period ended September 30, 2021, our net cash flows provided by investing activities primarily reflects our investments in R&D equipment and building fittings in both the United States and France of $19.1 million, including $5.2 million that relates to Cellectis’ new raw material manufacturing facility and offices in Paris, $13.5 million relates to the new commercial manufacturing facility in Raleigh, North Carolina, $0.4 million relates to our innovation center in New York, New York, and the remainder attributable to investing activity in the Plants segment, offset by $26.6 million of current and non-current financial assets variation.

For the nine-month period ended September 30, 2020, our net cash flows used in investing activities primarily reflects (i) our investments in R&D equipment and building fittings in both the United States and France of $33.0 million, including $5.3 million that relates to Cellectis’ new raw material manufacturing facility in Paris, $27.3 million relates to the new commercial manufacturing facility in Raleigh, North Carolina and the remainder attributable to investing activity in the Plants segment, with (ii) $20.9 million of new current financial assets and $2.5 million of new non-current financial assets.

For the nine-month period ended September 30, 2021, our net cash provided by financing activities reflects mainly the net proceeds of $46.6 million from sales under the Cellectis ATM-program in April, the collection of $12.0 million of proceeds from stock option exercises and is partially offset by the payments of lease debts for $9.5 million as well as $0.2 million of interest paid on the “PGE” loan.

For the nine-month period ended September 30, 2020, our net cash used by financing activities reflects mainly the collection of $20.6 million related to a state-guaranteed loan at Cellectis and the collection of $1.5 million related to the Paycheck Protection Program loan at Calyxt over the period, as well as the collection of a $1.5 million loan to finance leasehold improvement at our location in New-York and other income for $0.4 million and is partially offset by the payments on lease debts for $8.1 million.

Operating capital requirements

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the pre-clinical research and development activities, manufacturing and technology transfer expenses payable to CMO providers, costs and expenses associated with our clinical trials, including payments to clinical research centers, CROs involved in the clinical trials, and third-parties providing logistics and testing services, as well as costs and expenses relating to construction and bringing online of our in-house manufacturing facilities. In addition, we incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Life Technologies and University of Minnesota. We also incur substantial expenses related to audit, legal, regulatory and tax related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements.

To date, we have not generated any revenues from therapeutic product sales. In addition to our cash generated by operations (including payments under our collaboration agreements), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits.

We do not know when, or if, we will generate any revenues from therapeutic product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future therapeutic product candidates.

In August 2020, in connection with its transition to capital-efficient go-to-market strategy, Calyxt stopped processing soybeans into oil and meal and restructured its personnel involved in soybean processing and downstream product sales. In the fourth quarter of 2020, Calyxt announced having contracted to sell all its 2020 grain production (approximately four million bushels) of high oleic soybean to Archer Daniels Midland (ADM). As of September 30, 2021, Calyxt had sold substantially all of the 2020 grain crop. As Calyxt focuses on its demand-driven synthetic biology business model solutions, it is expected that most of its near-term revenues will be from product development activities for customers for both Calyxt’s BioFactory and agricultural production and technology licensing arrangements. Calyxt has not yet generated substantial revenue from product development activities for customers, and we do not know when, or if, Calyxt will generate substantial revenues from such activities.

We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new synthetic biology innovations and solutions, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business.

We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Based on the current operating plan, Cellectis excluding Calyxt anticipates that the cash, cash equivalents, and restricted cash of $201 million as of September 30, 2021 will fund its operations into early 2023. Calyxt’s current operating plans reflect a modest level of payments from customers from commercial activities in 2022, which when combined with planned spending and the current balance of cash and cash equivalents make it likely that it will require additional liquidity to continue operations under this business plan over the next 12 months. Absent payments from customers in excess of Calyxt’s operating plans or the ability to raise capital, Calyxt’s management believes it can implement various cost reduction and other cash-focused measures in order to manage liquidity for the next 12 months.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt offerings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our and Calyxt’s financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. This estimate takes into account our projected cash flow from operations (including payments we expect to receive pursuant to our strategic licensing agreements) and government funding of research programs, as well as Calyxt’s anticipated cash burn rate, anticipated expense reduction efforts, and its expectations regarding an effective advancement of synthetic biology strategic initiative and anticipated cash receipts from its customer-driven solutions. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the capacity of manufacturing our products in France and in the United States;

•

the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments;

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval; and

•	progress, timing and success of Calyxt’s business and its ability to successfully deploy synthetic biology solutions under customer-driven business model.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

As of September 30, 2021, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

For quantitative and qualitative disclosures about market risk that affect us, see “Quantitative and Qualitative Disclosures About Market Risk in Item11 of Part I of the Annual Report. As a result of the continued wind-down of Calyxt’s soybean product line, Calyxt’s market risk related to commodity price sensitivity has been significantly reduced. As a result, Calyxt held no commodity derivative contracts as of September 30, 2021. There have been no other material changes in information that would have been provided in the context of Item 3 from the end of the preceding year until September 30, 2021.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2020.

There have been no changes in the Company’s internal control over financial reporting during the nine-month period ended September 30, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business.

Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

Except for the supplemental risk factor disclosed in our report on Form 6-K filed with the SEC on October 5, 2021, there are no material changes to the risk factors described in Item 3.D. of Cellectis’ Annual Report on Form 20-F for the year ended December 31, 2020.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.